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                                                                    Exhibit 3.2D


                              TRANSMONTAIGNE INC.
             Resolutions Adopted By Consent to Corporation Action
                            Dated December 2, 1998


Section 2.2 of Article 2 of the By-laws be deleted in its entirety and restated to read as follows:

          "The annual meeting of the stockholders shall be held on the date and at the time fixed, from time to time, by the Board of Directors; provided however, that unless the Board otherwise designates, the annual meeting shall be held on or before the third Wednesday of December of each year, at a time and place set by the Chief Executive Officer, after due notice. The annual meeting shall be for the purpose of electing a Board of Directors and transacting such other business as may properly be brought before the meeting."